EXHIBIT 4.3

FOURTH AMENDMENT TO CREDIT AGREEMENT

THIS FOURTH AMENDMENT TO CREDIT AGREEMENT (this “Amendment”) is entered into effective as of June 28, 2016, by and between BARRETT BUSINESS SERVICES, INC., a Maryland corporation (“Borrower”), and WELLS FARGO BANK, NATIONAL ASSOCIATION (“Bank”).

RECITALS

A. Borrower is currently indebted to Bank pursuant to the terms and conditions of that certain Credit Agreement between Borrower and Bank dated as of December 29, 2014, as amended from time to time (the “Credit Agreement”) and that certain Standby Letter of Credit Agreement (Credit Agreement/Loan Agreement Version) between Bank and Borrower dated September 18, 2012, as amended from time to time (the “Standby Letter of Credit Agreement”).

B. Pursuant to the Credit Agreement and the Standby Letter of Credit Agreement, Borrower remains indebted to Bank under the following obligations:

1. A line of credit in the maximum principal amount of Fourteen Million and 00/100 Dollars ($14,000,000), as evidenced by that certain Revolving Line of Credit Note dated as of December 29, 2014, by Borrower in favor of Bank, as amended or modified;

2. A term loan in the original principal amount of Five Million Five Hundred Twelve Thousand Five Hundred and 00/100 Dollars ($5,512,500), as evidenced by that certain Term Note dated as of November 1, 2012, by Borrower in favor of Bank, as amended or modified;

3. A term loan in the original principal amount of Forty Million and 00/100 Dollars ($40,000,000), as evidenced by that certain Term Note 2 dated as of December 29, 2014, by Borrower in favor of Bank, as amended or modified;

4. Standby Letter of Credit No. IS0133585U in the amount of Fifteen Million and 00/100 Dollars ($15,000,000.00), for the benefit of Atlantic Specialty Insurance Company dated December 19, 2013, as amended from time to time;

5. Standby Letter of Credit No. IS0133565U in the amount of Twenty-Two Million Three Hundred Nineteen Thousand Eight Hundred Thirty-Nine and 80/100 Dollars ($22,319,839.80) for the benefit of Westchester Fire Insurance Company dated December 19, 2013, as amended from time to time; and

6. Standby Letter of Credit No. IS0405794U in the amount of Five Million and 00/100 Dollars ($5,000,000.00) for the benefit of Argonaut Insurance Co. dated April 21, 2016, as amended from time to time.

C. Borrower is currently in default under the term of the Credit Agreement:

1. As outlined in that certain Notice of Default with Reservation of Rights and Forbearance letter from Bank to Borrower dated March 30, 2016, as amended by that certain letter to Borrower dated April 15, 2016, as further amended by that certain letter to Borrower dated May 6, 2016, and as further amended by that certain letter to Borrower dated May 24, 2016 (such letters collectively, the “Forbearance Letter”); and

2. As a result of Borrower’s failure to maintain a Fixed Charge Coverage Rate of at least 1.50:1.0 as of March 31, 2016 as required under Section 4.9(a) of the Credit Agreement (the “Financial Covenant Default”).

For purposes of this Amendment, “Existing Defaults” shall mean, collectively, (a) the Existing Defaults and the New Default as each of those terms are defined in the Forbearance Letter, and (b) the Financial Covenant Default.

D. Borrower has requested that Bank (a) increase the maximum dollar amount available under the Letter of Credit Subfeature of the Line of Credit from $5,000,000 to $6,000,000 (the “Proposed Subfeature L/C Increase”), and (b) waive the Financial Covenant Default.

E. Bank and Borrower have agreed to certain changes in the terms and conditions set forth in the Credit Agreement and have agreed to amend the Credit Agreement to reflect said changes.

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the Credit Agreement shall be amended as follows:

1. Subsection 1.1(b) of the Credit Agreement is hereby deleted in its entirety, and the following substituted therefor:

“(b) Letter of Credit Subfeature. As a subfeature under the Line of Credit, Bank agrees from time to time during the term thereof to issue or cause an affiliate to issue standby letters of credit for the account of Borrower (each, a “Line of Credit Letter of Credit” and collectively, “Line of Credit Letters of Credit”); provided however, that the aggregate undrawn amount of all outstanding Line of Credit Letters of Credit (including without limitation the Existing Line of Credit Letters of Credit, as that term is defined in Section 1.1(b)(iii) below) shall not at any time exceed Six Million and 00/100 Dollars ($6,000,000.00). The form and substance of each Line of Credit Letter of Credit shall be subject to approval by Bank, in its sole discretion.

(i)	Each Line of Credit Letter of Credit shall be issued for a term not to exceed three hundred eighty (380) days, as designated by Borrower; provided however, that no Line of Credit Letter of Credit shall be issued with, nor shall Bank be required to renew or (if applicable) allow automatic renewal of any Line of Credit Letter of Credit so that it will have, an expiration date that is subsequent to the maturity date of the Line of Credit (with any such Line of Credit Letter of Credit with an expiration date that is subsequent to the maturity date of the Line of Credit to be referred to as an “Extended Date Letter of Credit”) unless Borrower, immediately upon demand by Bank at any time, provides Bank with cash collateral (which may be in addition to or, if agreed by Bank, may be a replacement for, such other collateral that may have been granted by Borrower to Bank, pursuant to this Agreement or otherwise), consisting of a deposit account maintained by Borrower with Bank in an amount that is not less than one hundred five percent (105%) of the undrawn amount of each such Extended Date Letter of Credit, as evidenced by and subject to the security agreements and other documents as Bank shall reasonably require, all in form and substance satisfactory to Bank; and provided further, that in no event shall any Extended Date Letter of Credit have a then current expiration date more than three hundred sixty five (365) days beyond the maturity date of the Line of Credit.

(ii)

The undrawn amount of all Line of Credit Letters of Credit (including the Existing Line of Credit Letters of Credit) shall be reserved under the Line of Credit and shall not be available for borrowings thereunder. Each Line of Credit Letter of Credit shall be subject to the additional terms and conditions of the Letter of Credit Agreement (as that term is defined in

Section 1.1(b)(iii) below), applications and any related documents required by Bank in connection with the issuance thereof. Each drawing paid under a Line of Credit Letter of Credit shall be deemed an advance under the Line of Credit and shall be repaid by Borrower in accordance with the terms and conditions of this Agreement applicable to such advances; provided however, that if advances under the Line of Credit are not available, for any reason, at the time any drawing is paid, then Borrower shall immediately pay to Bank the full amount drawn, together with interest thereon from the date such drawing is paid to the date such amount is fully repaid by Borrower, at the rate of interest applicable to advances under the Line of Credit. In such event, Borrower agrees that Bank, in its sole discretion, may debit any account maintained by Borrower with Bank for the amount of any such drawing.

(iii)	Bank has issued or caused an affiliate to issue the following standby letters of credit (each an “Existing Line of Credit Letter of Credit” and collectively, the “Existing Line of Credit Letters of Credit”), each of which is subject to the terms of that certain Standby Letter of Credit Agreement (Credit Agreement/Loan Agreement Version) between Bank and Borrower dated September 18, 2012, as amended (the “Letter of Credit Agreement”), together with applications and any related documents required by Bank in connection with the issuance (and any renewal) thereof, and is outstanding as of the date hereof: (A) Standby Letter of Credit No. NZS504587 in the amount of Three Million Dollars ($3,000,000.00) dated December 8, 2003, as amended from time to time, and (B) Standby Letter of Credit No. NZS401574 in the amount of One Million Six Hundred Fifty Thousand Dollars ($1,650,000.00) dated June 20, 2001, as amended from time to time.”

2. Section 4.9 of the Credit Agreement is hereby deleted in its entirety, and the following substituted therefor:

“SECTION 4.9. FINANCIAL CONDITION. Maintain Borrower’s consolidated financial condition as follows using generally accepted accounting principles consistently applied and used consistently with prior practices (except to the extent modified by the definitions herein), with compliance determined commencing with Borrower’s consolidated financial statements for the period ending June 30, 2016:

(a) Fixed Charge Coverage Ratio not less than 2.25 to 1.0 as of each fiscal quarter end, determined on a rolling 4-quarter basis, with “Fixed Charge Coverage Ratio” defined as (i) EBITDA minus distributions, dividends and cash taxes paid, divided by (ii) $9,425,000, with “EBITDA” defined as net profit before taxes plus interest expense (net of capitalized interest expense), depreciation expense and amortization expense.

(b) Liquid Assets to Worker’s Compensation Claims & Safety Incentive Liabilities not less than 1.0 to 1.0 as of each fiscal quarter end, with “Liquid Assets” defined as the sum of (i) restricted and unrestricted cash and cash equivalents, plus (ii) restricted and unrestricted marketable securities acceptable to Bank in its sole discretion, and with “Worker’s Compensation Claims & Safety Incentive Liabilities” defined as the aggregate of Borrower’s obligations with respect to (i) workers’ compensation claims liabilities, and (ii) safety incentive liabilities, in each case as the assets described in clauses (i) and (ii) of the foregoing definition of “Liquid Assets” and as the liabilities described in clauses (i) and (ii) of the foregoing definition of “Worker’s Compensation Claims & Safety Incentive Liabilities” are required to be reflected in Borrower’s annual audited consolidated financial statements and quarterly unaudited consolidated financial statements, consistent with past practices.”

3. Borrower acknowledges and agrees that the Existing Defaults constitute material and ongoing defaults as to which it has no defenses, setoffs or counterclaims and requests that Bank waive (a) the condition precedent in Section 3.2(a) of the Credit Agreement related to the nonexistence of any Event of Default to accommodate the Proposed Subfeature L/C Increase, and (b) the Financial Covenant Default, each of which Bank agrees to waive. The foregoing waiver applies only to the specific circumstances related to the Proposed Subfeature L/C Increase. It is not a waiver for any subsequent extension of credit or any breach of the same provisions of the Credit Agreement, nor is it a waiver of any breach of any other provision of the Credit Agreement (including, without limitation, the Existing Defaults other than the Financial Covenant Default).

4. The obligation of Bank to amend the terms and conditions of the Credit Agreement as provided herein is subject to the fulfillment to Bank’s satisfaction of all of the following conditions by no later than July 6, 2016:

(a) Documentation. Bank shall have received, in form and substance satisfactory to Bank, each of the following, duly executed:

(i)	This Amendment; and

(ii)	Such other documents as Bank may require under or in connection with any other section of this Amendment.

(b) Other Fees and Costs. In addition to Borrower’s obligations under the Credit Agreement, Standby Letter of Credit Agreement, and the other Loan Documents, Borrower shall have paid to Bank the full amount of all costs and expenses, including reasonable attorneys’ fees (including without limitation the allocated costs of Bank’s in-house counsel) expended or incurred by Bank in connection with the negotiation and preparation of this Amendment, for which Bank has made demand.

5. Bank has not made any other funding commitments or other agreements to forbear, nor any other commitment, agreement or understanding of any other kind to or with Borrower or any affiliate of Borrower, other than as expressly set out in the Forbearance Letter or in this Amendment. Neither this Amendment (including without limitation the Proposed Subfeature L/C Increase) nor Bank’s participation in any negotiations, either prior to the date hereof or hereafter shall: (i) create any obligation of Bank to modify, renew, compromise, extend, reinstate or otherwise amend the Forbearance Letter, the Credit Agreement, the Standby Letter of Credit Agreement, or any of the other Loan Documents; (ii) create any express or implied obligations on the part of Bank other than those expressly set forth in the Forbearance Letter and this Amendment; (iii) constitute an express or implied waiver of any right or remedy provided under the Forbearance Letter, the Credit Agreement, the Standby Letter of Credit Agreement, this Amendment, or any of the other Loan Documents with respect to the Existing Defaults (other than with respect to the Financial Covenant Default which the Bank has agreed to waive as provided in Section 3 above), all of which rights and remedies are expressly reserved by Bank; (iv) constitute an agreement by Bank to refrain from taking any action which it may be entitled to take pursuant to the Forbearance Letter, the Credit Agreement, the Standby Letter of Credit Agreement, this Amendment, or any of the other Loan Documents with respect to the Existing Defaults (other than with respect to the Financial Covenant Default which the Bank has agreed to waive as provided in Section 3 above); or (v) constitute a waiver or cure of any default, whether or not such default is material, now existing or hereafter arising under the Forbearance Letter, the Credit Agreement, the Standby Letter of Credit Agreement, this Amendment, or any of the other Loan Documents, or applicable law.

6. Except as expressly provided herein, nothing in this Amendment shall alter or affect any provision, condition or covenant contained in the Forbearance Letter or any of the Loan Documents, or affect or impair any rights, powers, or remedies thereunder, it being the intent of the parties hereto that the provisions of the Forbearance Letter and the Loan Documents shall continue in full force and effect except as expressly modified hereby. Except for Bank’s waiver of the Financial Covenant Default as provided in Section 3 above, nothing in this Amendment, any correspondence, any oral communications between Bank and Borrower constitutes a waiver, modification or release of any breach, default or Event of Default, whether now existing or hereafter arising, or any of Bank’s rights and remedies under the Forbearance Letter, the Credit Agreement, the Standby Letter of Credit Agreement, this Amendment, any of the other Loan Documents, any other agreement, instrument or document between Bank and Borrower or by Borrower in favor of Bank and applicable law. Nothing in this Amendment obligates or commits Bank to forbear or to continue to forbear from exercising any of its rights and remedies, or to honor any advance requests. Further, forbearance, if any, by Bank does not constitute a course of dealing or a course of conduct.

7. All terms defined in the Credit Agreement shall have the same meaning when used in this Amendment (except for such terms as are amended hereby, which terms shall have the meanings set forth in this Amendment). This Amendment and the Credit Agreement shall be read together, as one document. This Amendment may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and all of which when taken together shall constitute one and the same Amendment. Electronic delivery of a signature to this Amendment shall constitute an original signature.

8. Borrower hereby remakes all representations and warranties contained in the Credit Agreement and reaffirms all covenants set forth therein. Borrower further certifies that as of the date of this Amendment, other than the Existing Defaults, there exists no Event of Default as defined in the Credit Agreement, nor any condition, act or event which with the giving of notice or the passage of time or both would constitute any such Event of Default.

9. In consideration of the benefits provided to Borrower under the terms and provisions hereof, Borrower and each third party pledgor of assets securing any indebtedness and/or other obligations of Borrower to Bank (each, a “Pledgor”) hereby agree as follows (“General Release”):

(a) Borrower and each Pledgor hereunder, for itself and on behalf of its respective successors and assigns, do hereby release, acquit and forever discharge Bank, all of Bank’s predecessors in interest, and all of Bank’s past and present officers, directors, attorneys, affiliates, employees and agents, of and from any and all claims, demands, obligations, liabilities, indebtedness, breaches of contract, breaches of duty or of any relationship, acts, omissions, misfeasance, malfeasance, causes of action, defenses, offsets, debts, sums of money, accounts, compensation, contracts, controversies, promises, damages, costs, losses and expenses, of every type, kind, nature, description or character, whether known or unknown, suspected or unsuspected, liquidated or unliquidated, each as though fully set forth herein at length (each, a “Released Claim” and collectively, the “Released Claims”), that Borrower or any Pledgor hereunder now has or may acquire as of the later of: (i) the date this Amendment becomes effective through the satisfaction (or waiver by Bank) of all conditions hereto; or (ii) the date that Borrower and each Pledgor hereunder have executed and delivered this Amendment to Bank (hereafter, the “Release Date”), including without limitation, those Released Claims in any way arising out of, connected with or related to any and all prior credit accommodations, if any, provided by Bank, or any of Bank’s predecessors in interest, to Borrower or any Pledgor hereunder, and any agreements, notes or documents of any kind related thereto or the transactions contemplated thereby or hereby, or any other agreement or document referred to herein or therein.

(b) Borrower and each Pledgor hereunder hereby acknowledge, represent and warrant to Bank that they agree to assume the risk of any and all unknown, unanticipated or misunderstood defenses and Released Claims which are released by the provisions of this General Release in favor of Bank, and Borrower and each such Pledgor hereby waive and release all rights and benefits which they might otherwise have under any state or local laws or statutes with regard to the release of such unknown, unanticipated or misunderstood defenses and Released Claims.

(c) Each person signing below on behalf of Borrower or any Pledgor hereunder acknowledges that he or she has read each of the provisions of this General Release. Each such person fully understands that this General Release has important legal consequences, and each such person realizes that they are releasing any and all Released Claims that Borrower or any such Pledgor may have as of the Release Date. Borrower and each Pledgor hereunder hereby acknowledge that each of them has had an opportunity to obtain a lawyer’s advice concerning the legal consequences of each of the provisions of this General Release.

(d) Borrower and each Pledgor hereunder hereby specifically acknowledge and agree that: (i) none of the provisions of this General Release shall be construed as or constitute an admission of any liability on the part of Bank; (ii) the provisions of this General Release shall constitute an absolute bar to any Released Claim of any kind, whether any such Released Claim is based on contract, tort, warranty, mistake or any other theory, whether legal, statutory or equitable; and (iii) any attempt to assert a Released Claim barred by the provisions of this General Release shall subject Borrower and each Pledgor hereunder to the provisions of applicable law setting forth the remedies for the bringing of groundless, frivolous or baseless claims or causes of action.

UNDER OREGON LAW, MOST AGREEMENTS, PROMISES AND COMMITMENTS MADE BY BANK CONCERNING LOANS AND OTHER CREDIT EXTENSIONS WHICH ARE NOT FOR PERSONAL, FAMILY OR HOUSEHOLD PURPOSES OR SECURED SOLELY BY THE BORROWER’S RESIDENCE MUST BE IN WRITING, EXPRESS CONSIDERATION AND BE SIGNED BY BANK TO BE ENFORCEABLE.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed effective as of the day and year first written above.

BARRETT BUSINESS SERVICES, INC.		WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ Michael L. Elich	By:	/s/ Julie R. Wilson
Name:	Michael L. Elich	Name:	Julie R. Wilson
Title:	President	Title:	Vice President

THIRD PARTY PLEDGOR’S CONSENT, REAFFIRMATION AND GENERAL RELEASE

The undersigned third party pledgor of assets to secure certain indebtedness of BARRETT BUSINESS SERVICES, INC. to WELLS FARGO BANK, NATIONAL ASSOCIATION hereby: (i) consents to the foregoing Amendment; (ii) reaffirms its grant of a security interest in certain of its assets as specified more particularly in that certain Second Amended and Restated Third Party Security Agreement: Specific Rights to Payment dated as of December 29, 2014, and that certain Security Agreement (Financial Assets) dated as of August 27, 2015 (collectively, as amended, the “Security Agreements”); (iii) reaffirms its obligations under each of (A) the Security Agreements, and (B) that certain Securities Account Control Agreement (WFS, LLC – Trading Prohibited) dated as of August 27, 2015 between the undersigned, Bank and Wells Fargo Securities, LLC; and (iv) agrees to join in and be bound by all of the terms and provisions of the General Release contained in Section 8 thereof.

PLEDGOR:

ASSOCIATED INSURANCE COMPANY FOR EXCESS,

an Arizona corporation

By:	/s/ Michael L. Elich
Name:	Michael L. Elich
Title:	President